

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4631

January 15, 2010

Charles Shaver
President and Chief Executive Officer
Texas Petrochemicals Inc.
5151 San Felipe, Suite 800
Houston, TX 77056

**Re: Texas Petrochemicals Inc.
          Form 10
          Filed November 25, 2009
          File No. 000-53534**

Dear Mr. Shaver:

    We have completed our review of your registration statement on Form 10 filed November 25, 2009, as amended, and have no further comments at this time.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: M. Breen Haire, Esq. (Via Facsimile 713-229-2748)